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SEC FILE NUMBER
8-65683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CW Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8870 Cedar Springs Lane, Suite 208
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael E. Cox	8656909886	mcox@cwmanagement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co, PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CW Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI BRIGHT STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Signature: [signature]

Title: Member [signature]

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [x] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CW SECURITIES, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2025 AND 2024

CW SECURITIES, LLC
TABLE OF CONTENTS



RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CW Securities, LLC (the "Company") as of December 31, 2025 and 2024, and the related statements of income changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as CW Securities, LLC.'s auditor since 2021.
Knoxville, Tennessee
February 23, 2026

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*



FINANCIAL SECTION

CW SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2025 and 2024

	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 23,833	$ 21,196
Commissions receivable	221,504	117,828
Total current assets	245,337	139,024
Property and equipment	11,700	11,700
Accumulated depreciation	(11,700)	(11,700)
Property and equipment, net	-	-
Total assets	$ 245,337	$ 139,024
Liabilities and members' equity		
Commissions payable	$ 199,797	$ 105,603
Total current liabilities	199,797	105,603
Total liabilities	$ 199,797	$ 105,603
Members' equity	45,540	33,421
Total liabilities and members' equity	$ 245,337	$ 139,024

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS ON INCOME
For the Years Ended December 31, 2025 and 2024

	2025	2024
Revenue		
Fees from advisory services	$ 863,931	$ 731,999
Variable insurance and annuities commissions	488,345	408,174
Fees-12b1 trailers	247,148	205,550
Mutual fund commissions	2,828	1,734
Other income	854	1,020
Fixed insurance	-	341
Fees-municipal -529 plans	66	566
Interest income	321	453
Total revenue	1,603,493	1,349,837
Other Income	1,202	-
Expenses		
Commissions	1,520,768	1,280,283
Contract personnel	27,123	24,649
Professional fees	14,500	14,500
License, registration and fees	6,091	9,355
Rental expense	6,000	6,000
Other operating expenses	12,456	9,800
Consulting	5,638	3,925
Total expenses	1,592,576	1,348,512
Net income	$ 12,119	$ 1,325

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2025 and 2024

Balance at January 1, 2024	$	32,096
Net income for 2024		1,325
Balance at December 31, 2024		**33,421**
Net income for 2025		12,119
Balance at December 31, 2025	**$**	**45,540**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities		
Net Income	$ 12,119	$ 1,325
Adjustments to reconcile net income to net cash provided (used) by operating activities		
increase commissions receivable	103,676	5,713
(decrease) increase in commissions payable	94,194	(5,135)
Net cash provided by operating activities	**2,637**	**1,903**
Cash and cash equivalents at beginning of the period	21,196	19,293
Cash and cash equivalents at end of the period	$ 23,833	$ 21,196

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

CW Securities, LLC (the "company") is an investment advisory firm, registered in the State of Tennessee, and a broker dealer registered with the Securities and Exchange Commission (SEC), the State of Tennessee, Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company sells various investments to its clients who are primarily located in the eastern region of the United States. The Company uses accrual basis of accounting in accordance with US Generally Accepted Accounting Principles (GAAP).

B. Commissions Receivable

Trade accounts receivables are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realized losses on balances outstanding at year end will be immaterial.

C. Allowances for Credit Losses

The Company applies ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326") the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs, including commissions and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of collectability in *determining the allowance for credit losses. The Company's expectation is that the credit risk associated* with commissions and fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2025.

D. Revenue Recognition

Under the FASB ASC 606 requirement that went into effect December 15, 2018, there is no material impact on how the Company recognizes revenue. The requirement addresses contractual performance obligations for consideration for services provided and how revenue is reported.

The Company has contracts with clients that have Charles Schwab accounts that are managed for an advisory fee on a discretionary basis. The revenue from these fees is listed under the Revenue Line Item "Fees from advisory services". The Company obligation under these contracts is to implement an asset allocation strategy, rebalance the account as needed and report and analyze performance on an on-going basis. Fees are calculated and billed based on end of quarter account values. These fees are billed quarterly in advance. Fees are taken directly from client accounts.

D. Revenue Recognition-(continued)

Other advisory fees from 401k plans and Mutual Fund shares are included in this line item where the Company does not have a contractual agreement with the client nor discretion over the accounts. The Company recognizes these Advisory Fees on a monthly basis based on the end of the previous quarter's totals. The revenue from these fees is listed under the Revenue Line Item "Fees from advisory services". 401K plans are reviewed on an annual basis for fund performance to assist trustee(s) with investment option decisions. Enrollees are advised on available investment options at initial enrollment and on an as needed basis. Mutual Fund accounts are reviewed when opened and advised on an as needed basis. A majority of The Company's 401k plans and mutual fund accounts are held at American Funds/Capital Bank and Trust. The Company has no historical write-offs and monitors the credit worthiness of the financial institutions that the Company utilizes.

The Company earns 12B1 fees on 401k plans and Mutual Funds held at various Mutual Fund Companies. The 12b1 fees are recognized on a monthly or quarterly basis based on end of month or end of quarter account values. Mutual Fund accounts are reviewed on an as needed basis. 401K plans are reviewed on an annual basis for fund performance to assist trustee(s) with investment option decisions. Enrollees are advised on available investment options at initial enrollment and on an as needed basis. Monthly 12b1 fees are recognized on a monthly basis based on end of month account values. Quarterly 12b1 fees are recognized monthly based on the end of the previous quarter's totals. A majority of the Company's 12b1 fees come from American Funds/Capital Bank and Trust. The Company has no historical write-offs and monitors the credit worthiness of the financial institutions that the Company utilizes.

The Company earns Commissions based on sales by its Agents of Mutual Funds, 529 plans, Variable Annuities, Private Placements, and Fixed Insurance products. These commissions are generally taken up front and are based on a percentage of the initial investment per each company's commission schedule. Recommendations are based on overall portfolio allocations, risk tolerance, time horizon and net worth. Accounts are reviewed on an as needed basis. All revenue is recognized when earned. The Company only uses the industry's leading agencies for client investments. The Company has no historical write-offs.

Agents' Commissions and fees are generally paid bi-monthly to Agents on a negotiated basis.

E. Income Taxes

The company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2022-2025 are subject to audit by relevant state and federal authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2025, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

F. Cash Flows

For purposes of reporting cash flows, the Company considers investments readily convertible into cash with a maturity of three months or less when purchased without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

G. Property and Equipment

Property and equipment are recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

H. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

I. Concentrations of Credit Risk

Virtually all of the Company's commission expense is incurred by members for the years ended December 31, 2025 and 2024. Accordingly, a significant portion of the commission revenue results from the related transactions.

The Company maintains its cash balances in two financial institutions (Pinnacle Financial Partners and Mountain Commerce Bank) located in Knoxville, Tennessee. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2025 and 2024.

Approximately 97% of the Company's accounts receivable was made up of two customers as of December 31, 2025. Approximately 90% of the Company's accounts receivable was made up of two customers as of December 31, 2024.

J. Subsequent Events

Management has evaluated subsequent events through February 23, 2026, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

K. Commitments and Contingencies

Management has evaluated commitments and contingencies through February 23, 2026, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Subordinated Liabilities

At December 31, 2025 and 2024, there were no liabilities pledged to general creditors.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2025 and 2024, the Company paid commissions and investment advisory fees to the Company's members in the amount of $1,321,896 and $1,174,680, respectively. In addition, $198,872,and $105,603 of commissions payable to members was included in accrued expenses as of December 31, 2025 and 2024, respectively.

A Marketing and Insurance sales firm owned by the organizing members of the Company provides facilities ($6,000), personnel ($27,123), telephone ($1,800), utilities ($1,800) and office supplies ($600) per the expense sharing agreement. Related expenses amounted to $37,323 and $34,849 for the years ended December 31, 2025 and 2024, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2025, the Company's net capital amounted to $37,723 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $24,412. In addition, Rule 15c3-1 requires that the Company's aggregate indebtedness not exceed 1,500 percent of its net capital. The actual aggregate indebtedness to net capital at December 31, 2025, was 529.52 percent.

NOTE 5 – SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting, including the adoption of the amendments to FASB ASU 2023-07. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including the sale of mutual funds, annuities, 529 plans, and private placements (subscription way only) and investment advisory services. The Company has identified its President (Michael E. Cox) as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTARY INFORMATION SECTION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2025

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital			
pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total members' equity	$ 45,540	$ -	$ 45,540
Deductions:			
Non allowable assets	(7,795)	-	(7,795)
Net capital before haircuts on securities positions	37,745	-	37,745
Haircuts on security positions	(13)	-	(13)
Net capital	$ 37,732	$ -	$ 37,732
Computation of basic net capital requirement			
Minimum net capital required	$ 13,320	$ -	$ 13,320
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 13,320	$ -	$ 13,320
Excess net capital	$ 24,412	$ -	$ 24,412
Computation of aggregate indebtedness			
Total liabilities from balance sheet/aggregate indebtedness	$ 199,797	$ -	$ 199,797
Percentage of aggregate indebtedness to net capital	529.52%	-	529.52%

The Company claimed an exemption from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073, and as discussed in the Q&A 8 of the related FAQ issues by SEC staff. and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The company has no control or possession obligations under SEA Rule 15c(3)-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to Investment Advisory Services, Mutual Funds, Annuities, 529 Plans, and Private Plalcements (subscription way only).

See report of independent registered public accounting firm.

AGREED-UPON PROCEDURES SECTION


RODEFER MOSS

February 23, 2026

To Michael E. Cox, President/CCO

In connection with our audit of the financial statements and supplemental information of CW Securities, LLC (the "Company") for the year ended December 31, 2024, we will issue our report thereon dated February 23, 2026. Professional standards require that we provide you with the following information related to our audit.

<u>Significant and Critical Accounting Policies and Practices</u>

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2025. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its December 31, 2025 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for current expected credit losses, depreciation, concentrations of risk, income taxes and uncertain tax positions, revenue recognition, cash, advertising cost and use of estimates.

<u>Critical Accounting Estimates</u>

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements are described in Note 1 to the financial statements.

<u>Significant Unusual Transactions</u>

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

<u>Related-party Relationships and Transactions</u>

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Listening Better, Trying Harder, Caring More. *That's Rodefer Moss.*

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements and to communicate the results of our evaluation and our conclusions to you. We did not note any potential bias by management in its judgment of amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no uncorrected misstatements noted during our audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule A - Computation of Net Capital under rule 15c3-1 of the SEC that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 2701, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the members and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

EXEMPTION REPORT

CW Securities, LLC
Exemption Report

CW Securities, LLC (the "Firm"), CRD#124496, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm has maintained a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule). The Firm was registered in 2002 under this Rule and has remained as such.

(2) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240-15c3-3, and

(3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that is has not, (1) directly or indirectly received, held, or otherwise owed funds or securities for or to customers other than money or considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4, (2) has not carried account of or for customers, and (3) has not carried PAB accounts throughout the most recent fiscal year without exception. The Firm's business activities are and will remain as describes below:

(4) Engage in the following types of business:
(a) Mutual fund retailer on an application way basis;
(b) Municipal securities activities limited to 529 savings plans;
(c) Broker selling variable life insurance or annuities;
(d) Investment advisory services;
(e) Private placements of securities on a best-efforts basis; and
(f) Broker selling tax shelters or limited partnerships in primary distributions on a best-efforts basis.

I, __Michael E. Cox__, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: __Principal/CCO__

__February 03, 2026__


RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CW Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund retailer on an application way, municipal securities activities limited to 529 savings plans; broker selling variable life insurance or annuities; investment advisory services; private placements of securities on best-efforts basis; and broker selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 26, 2026